SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 15, 2004

TELIASONERA AB

(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340

(Commision File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2004	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell Vice President and Legal Counsel

Press Release
January 15, 2004

TeliaSonera sells Telia Finans to De Lage Landen International B.V.

TeliaSonera has today signed an agreement to sell Telia Finans AB to De Lage Landen International B.V. for MSEK approximately 1.2 billion SEK.

Telia Finans is the leading leasing company in the small and medium ticket leasing segments in Scandinavia. Telia Finans has 140 employees.

“We are very pleased to have successfully sold Telia Finans to De Lange Landen. The divestment represents yet another step in TeliaSonera’s strategy to focus on its core business, says Kim Ignatius, CFO of TeliaSonera AB. “The transaction further strengthens our already very strong financial position.”

De Lage Landen International B.V., headquartered in Eindhoven (the Netherlands), is an international provider of high-quality asset financing products. It is a subsidiary of the Dutch Rabobank Group that is AAA-rated by the major rating agencies Moody’s and Standard & Poor’s.

The disposal is expected to generate a capital gain of approximately 0.5 billion SEK and a positive cash flow of approximately 6.2 billion SEK, of which 1.2 billion SEK consists of the purchase price and 5.0 billion SEK of reduction of TeliaSonera’s debt.

Completion of the sale is conditional upon approval by the Swedish Financial Supervisory Authority, which is expected within the first quarter of 2004.

_____________________________________________
For further information journalists can contact:
TeliaSonera’s Press Service, +46-8-713 58 30

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of September 2003 TeliaSonera had 11,558.000 mobile customers and 8,025,000 fixed customers and 1,555,000 internet customers in its home markets. Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-September 2003 amounted SEK 60,7 billion (EUR 6.8 billion). The number of employees was 26,216.